UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of May 2018 (Report No. 1)

Commission File Number: 000-51694

Perion Network Ltd.
(Translation of registrant's name into English)

1 Azrieli Center, Building A, 4th Floor
26 HaRokmim Street, Holon, Israel 5885849
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

EXPLANATORY NOTE

On May 10, 2018, Perion Network Ltd. (the “Registrant”) issued a press release titled “Perion reports first quarter 2018 results”. The GAAP financial statements tables contained in the press release attached to this report on Form 6-K are incorporated by reference into the Registrant's registration statements on Form F-3 (File Nos. 333-208785 and 333-195794) and  Form S-8 (File Nos. 333-208278, 333-203641, 333-193145, 333-192376, 333-188714, 333-171781, 333-152010, 333-133968 and 333-216494).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PERION NETWORK LTD.

By:	/s/ Maoz Sigron
Name: Maoz Sigron
Title: Chief Financial Officer

Date: May 10, 2018

PERION REPORTS FIRST QUARTER 2018 RESULTS

Strong Start of 2018 Drives $2.2 million YoY Improvement in GAAP Net Income, and a 23% Increase in Adjusted EBIDTA

Company Reaffirms Full Year Adjusted EBITDA Guidance of $28 million -  $32 million

TEL AVIV, Israel & NEW YORK – May 10, 2018 – Perion Network Ltd. (NASDAQ: PERI), a global innovator in delivering digital marketing solutions for brands that are relentlessly focused on their consumer experience, announced today its financial results for the first quarter ended March 31, 2018.

Financial Highlights*
(In millions, except per share data)

	Three months ended
	March 31,
	2017	2018	%
Search and other revenues	$37.6	$31.6	(16)%
Advertising revenues	$24.4	$29.3	20%
Total Revenues	$62.0	$60.9	(2)%
GAAP Net Income (Loss)	$(2.1)	$0.1
Non-GAAP Net Income	$2.8	$3.0	7%
Adjusted EBITDA	$3.5	$4.3	23%
GAAP Diluted Income (Loss) Per Share	$(0.03)	$0.00
Non-GAAP Diluted Earnings Per Share	$0.04	$0.04

*	Reconciliation of GAAP to Non-GAAP measures follows.

Doron Gerstel, Perion’s CEO commented, “During the first quarter, we continued to execute on initiatives to streamline our business and advance our turnaround strategy. Our progress is evident by the 23% improvement in adjusted EBITDA and increase of our cash and cash equivalents to $41.7 million.”

“Moreover, our efforts to strengthen Undertone’s solution offering and value proposition to the market by combining our insight-driven creative studio with a platform that delivers the right message at the right time over a vetted network of premium publisher sites, has led to a 20% year-over-year increase in our Advertising revenues,” Mr. Gerstel added “We’re encouraged by customer response to Undertone’s newly Synchronized Digital Branding holistic platform, that creates a unified experience across a variety of display and social touchpoints to quality-conscious brands.”

“Simultaneously, the Search business continues to provide steady free cash flow to support our investments in Undertone, strengthens our balance sheet and reduces our debt by $14.4 million from $64.6 million in the first quarter of 2017 to $50.2 million in the end of the first quarter of 2018. Mr. Gerstel continued. “Our long-term partnership with Bing remains strong, positioning us well to provide a comprehensive and compelling search solution to quality publishers around the globe.”

Mr. Gerstel concluded, “We executed according to plan during the first quarter and I am increasingly confident, based on the results we achieved, that Perion is on the right track.  As a result, we are reaffirming our outlook for full year 2018.”

Financial Comparison for the First Quarter of 2018:

Revenues: Revenues decreased by 2%, from $62.0 million in the first quarter of 2017 to $60.9 million in the first quarter of 2018. This decrease, was primarily a result of Search and other revenues declining 16%, offset by Advertising revenues increasing by 20% as compared to the first quarter of 2017. The decrease in Search and other revenues is primarily due to churn of our legacy products and the second quarter of 2017 network cleanup. The increase in the Advertising revenues attributed to increase in brand spend in the first quarter of 2018.

Customer Acquisition Costs and Media Buy ("CAC"): CAC in the first quarter of 2018 was $31.9 million or 52% of revenues, compared to $30.1 million, or 48% of revenues in the first quarter of 2017. In Search, the increase as a percentage of revenues is primarily due to the churn of our legacy products, while in Advertising, the increase is mainly attributed to product mix and due to the effect of header bidding and Chrome ad blocker.

Net Income: On a GAAP basis, net Income in the first quarter of 2018 was $0.1 million as compared to net loss of $2.1 million in the first quarter of 2017.

Non-GAAP Net Income: In the first quarter of 2018, non-GAAP net income was $3.0 million, or 5% of revenues, compared to $2.8 million, or 4% of revenues, in the first quarter of 2017.

Adjusted EBITDA: In the first quarter of 2018, Adjusted EBITDA was $4.3 million, or 7% of revenues, compared to $3.5 million, or 6% of revenues, in the first quarter of 2017.

Cash and Cash Flow from Operations: As of March 31, 2018, cash, cash equivalents and short-term deposits were $41.7 million. Cash provided by operating activities in the first quarter of 2018 was $14.6 million compared to $8.2 million in the first quarter of 2017.

Short-term Debt, Long-term Debt  and Convertible Debt: As of March 31, 2018, total debt was $50.2 million, compared to $60.7 million at December 31, 2017.

Perion satisfies all the financial covenants associated with its public debt.

2018 Guidance

Management reiterated its expectations of Adjusted EBITDA of $28 million to $32 million for the full year of 2018.

Conference Call

Perion will host a conference call to discuss the results today, May 10, 2018, at 10 a.m. ET. Details are as follows:

•	Conference ID: 5635725
•	Dial-in number from within the United States: 1-800-289-0438
•	Dial-in number from Israel: 1-809-212-883
•	Dial-in number (other international): 1-323-794-2423
•	Playback available until May 17, 2018 by calling 1-844-512-2921 (United States) or 1-412-317-6671 (international). Please use PIN code 5635725 for the replay.
•	Link to the live webcast accessible at https://www.perion.com/ir-info/

About Perion Network Ltd.

Perion is a global technology company that delivers advertising solutions to brands and publishers. Perion is committed to providing data-driven execution, from high-impact ad formats to branded search and a unified social and mobile programmatic platform. More information about Perion may be found at www.perion.com, and follow Perion on Twitter @perionnetwork.

Non-GAAP measures

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude acquisition related expenses, share-based compensation expenses, restructuring costs, loss from discontinued operations, accretion of acquisition related contingent consideration, impairment of goodwill, amortization and impairment of acquired intangible assets and the related taxes thereon, non-recurring tax expenses, as well as certain accounting entries under the business combination accounting rules that require us to recognize a legal performance obligation related to revenue arrangements of an acquired entity based on its fair value at the date of acquisition. Additionally, in September 2014, the Company issued convertible bonds denominated in New Israeli Shekels and at the same time entered into a derivative arrangement (SWAP) that economically exchanges the convertible bonds as if they were denominated in US dollars when the bonds were issued. The Company excludes from its GAAP financial measures the fair value revaluations of both, the convertible bonds and the related derivative instrument, and by doing so, the non-GAAP measures reflect the Company’s results as if the convertible bonds were originally issued and denominated in US dollars, which is the Company’s functional currency. Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization ("Adjusted EBITDA") is defined as operating income excluding stock-based compensation expenses, depreciation, restructuring costs, acquisition related items consisting of amortization of intangible assets and goodwill and intangible asset impairments, acquisition related expenses, gains and losses recognized on changes in the fair value of contingent consideration arrangements and certain accounting entries under the business combination accounting rules that require us to recognize a legal performance obligation related to revenue arrangements of an acquired entity based on its fair value at the date of acquisition.

The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Furthermore, the non-GAAP measures are regularly used internally to understand, manage and evaluate our business and make operating decisions, and we believe that they are useful to investors as a consistent and comparable measure of the ongoing performance of our business. However, our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Additionally, these non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. A reconciliation between results on a GAAP and non-GAAP basis is provided in the last table of this press release.

Forward Looking Statements

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will”, “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, among others, the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance; the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, potential litigation associated with such transactions, and general risks associated with the business of Perion including intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2017 filed with the SEC on March 27, 2018. Perion does not assume any obligation to update these forward-looking statements.

Contact Information:

Perion Network Ltd.
Investor relations
Hila Valdman
+972 (73) 398-1000
Investors@perion.com
Source: Perion Network Ltd.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

In thousands (except share and per share data)

	Three months ended
	March 31,
	2017	2018
	Unaudited	Unaudited
Revenues:
Search and other	$37,588	$31,610
Advertising	24,388	29,295
Total Revenues	61,976	60,905

Costs and Expenses:
Cost of revenues	5,893	6,056
Customer acquisition costs and media buy	30,052	31,885
Research and development	5,020	5,544
Selling and marketing	12,905	9,701
General and administrative	5,175	4,286
Depreciation and amortization	4,901	2,071
Restructuring costs	-	1,138
Total Costs and Expenses	63,946	60,681

Income (Loss) from Operations	(1,970)	224
Financial expense, net	2,184	607

Loss before Taxes on income	4,154	383
Taxes on income	(2,080)	(440)

Net Income (Loss)	$(2,074)	$57

Net Earnings (Loss) per Share - Basic and Diluted:	$(0.03)	$0.00

Weighted average number of shares continuing and discontinued
Basic	77,486,996	77,550,069
Diluted	77,486,996	77,550,069

*) less than $0.01

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEET

In thousands

	December 31,	March 31,
	2017	2018
	Audited	Unaudited
ASSETS

Current Assets:
Cash and cash equivalents	$31,567	$41,737
Short-term bank deposit	5,913	4
Accounts receivable, net	62,830	46,339
Prepaid expenses and other current assets	13,955	7,847
Total Current Assets	114,265	95,927

Property and equipment, net	17,476	17,285
Goodwill and intangible assets, net	136,360	135,210
Deferred taxes	4,798	5,129
Other assets	1,128	808

Total Assets	$274,027	$254,359

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
Accounts payable	$39,180	$32,352
Accrued expenses and other liabilities	17,784	16,426
Short-term loans and current maturities of long-term and convertible debt	13,989	21,415
Deferred revenues	5,271	4,482
Payment obligation related to acquisitions	5,146	5,146
Total Current Liabilities	81,370	79,821
Long-Term Liabilities:
Long-term debt, net of current maturities	30,026	20,785
Convertible debt, net of current maturities	16,693	8,020
Other long-term liabilities	7,606	6,596
Total Liabilities	135,695	115,222

Shareholders' equity:
Ordinary shares	211	211
Additional paid-in capital	236,975	237,593
Treasury shares at cost	(1,002)	(1,002)
Accumulated other comprehensive gain (loss)	532	662
Accumulated deficit	(98,384)	(98,327)
Total Shareholders' Equity	138,332	139,137

Total Liabilities and Shareholders' Equity	$274,027	$254,359

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands

	Three months ended March 31,
	2017	2018
	Unaudited	Unaudited
Operating activities:
Net Income (loss)	$(2,074)	$57

Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	4,901	2,071
Stock based compensation expense	558	618
Accretion of payment obligation related to acquisition	30	-
Foreign currency translation	(11)	67
Accrued interest, net	100	128
Deferred taxes, net	(2,643)	(354)
Fair value revaluation - convertible debt	2,833	(986)
Net changes in operating assets and liabilities	4,532	12,995
Net cash provided by operating activities	$8,226	$14,596
Investing activities:
Purchases of property and equipment	$(831)	$(90)
Capitalization of development costs	(970)	(688)
Short-term deposits, net	8,414	5,909
Net cash provided by investing activities	$6,613	$5,131
Financing activities:
Exercise of stock options and restricted share units	1	-
Repayment of convertible debt	(7,901)	-
Repayment of short-term loans	(8,137)	-
Repayment of long-term loans	-	(9,630)
Net cash used in financing activities	$(16,037)	$(9,630)
Effect of exchange rate changes on cash and cash equivalents	45	73
Net increase (decrease) in cash and cash equivalents	(1,153)	10,170
Cash and cash equivalents at beginning of period	23,962	31,567
Cash and cash equivalents at end of period	$22,809	$41,737

PERION NETWORK LTD. AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP TO NON-GAAP RESULTS

In thousands (except share and per share data)

	Three months ended
	March 31,
	2017	2018
	Unaudited	Unaudited

GAAP Net Income (loss) from continuing operations	$(2,074)	$57
Share based compensation	558	618
Amortization of acquired intangible assets	4,052	1,204
Restructuring costs	-	1,138
Expenses related to M&A activities	-	235
Fair value revaluation of convertible debt and related derivative	1,431	127
Accretion of payment obligation related to acquisition	30	-
Taxes on the above items	(1,243)	(361)
Non-GAAP Net Income from continuing operations	$2,754	$3,018

Non-GAAP Net Income from continuing operations	$2,754	$3,018
Taxes on income	(837)	(79)
Financial expense, net	723	480
Depreciation	849	867
Adjusted EBITDA	$3,489	$4,286

Non-GAAP diluted earnings per share	$0.04	$0.04

Shares used in computing non-GAAP diluted earnings per share	77,930,738	77,558,726